ULTRAPETROL (Bahamas) Ltd.

First Quarter 2014

Earnings Call Presentation

May 15, 2014

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2013
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
1Q 2014 & Subsequent Events Highlights

($000's)	Three months ended March 31, 2014	Three months ended March 31, 2013	% Change
Revenues	$86,343	$77,890	11%
Adjusted EBITDA [1]	$19,600	$19,261	2%
Net (loss) as reported	($4,754)	($5,854)	-19%
EPS as reported (In $ per share)	($0.03)	($0.04)	-15%
Adjustments to Net income (loss) as reported			
Yard EBITDA from Touax barge sale	(99)	1,829	
Income tax loss on Exchange Variance [2]	274	178	54%
Extinguishment of Debt one time event	-	3,604	
Adjusted net (loss)	($4,579)	($243)	1784%
Adjusted EPS (In $ per share)	($0.03)	($0.00)	

- On January 6 and 21, 2014, pursuant to the cancellation of the Shipbuilding Contract for Hull No. V-387 (*UP Onyx*), we received $6.0 million and $11.7 million, respectively, from the two banks which had issued refund guarantees to us in connection with such vessel. The amounts received refund us for the advances paid on *UP Onyx* and interest accrued at 7% per annum
- On February 17, 2014, we entered into a contract with a non related third party to acquire the design, engineering and construction drawings of four shallow-draft and fuel efficient pushboats

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
Adjusted EBITDA: 1Q 2014 vs. 1Q 2013

Adjusted EBITDA per segment *($000's)*	Three months ended March 31, 2014	Three months ended March 31, 2013	Difference	% Change
River Business	(695)	6,523	(7,218)	
Offshore Supply Business	13,210	9,459	3,751	40%
Ocean Business	4,092	153	3,939	2575%
Total Segment Adjusted EBITDA	**$16,607**	**$16,135**	**$472**	**3%**
Items not included in Segment Adjusted EBITDA				
Financial income	10	76	(66)	-87%
Foreign currency exchange gains, net	2,983	3,050	(67)	-2%
Adjusted Consolidated EBITDA	**$19,600**	**$19,261**	**$339**	**2%**

- **Our River Business Adjusted EBITDA for 1Q 14 decreased $7.2 million when compared to the equivalent period of 2013 mainly as a result of $3.2 million exchange difference which reduced our expenses in the first quarter of 2013 and the temporary effect of a positioning charge of $7.8 million (which we consider a temporary charge that has historically been neutralized by year end) which reduced our revenues for the first quarter of 2014 as opposed to an equivalent charge of $3.7 million in the first quarter of 2013**
- **Our Offshore Supply Business Adjusted EBITDA for 1Q 14 increased $3.7 million as compared to the equivalent period of 2013 mostly attributable to our *UP Amber* and *UP Pearl* which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively, and to contract renewals at higher rates of our *UP Agua-Marinha*, *UP Esmeralda, UP Diamante* and *UP Topazio;* offset by the acquisition of our *UP Agate*, *UP Coral* and *UP Opal* on October 2013**
- **Our Ocean Business Adjusted EBITDA increased $3.9 million to $4.1 million in 1Q 14 as compared to $0.2 million in the same period of 2013 mainly as a result of a satisfactory result of our container feeder service in 1Q 14 which is seasonally the lowest period in the year and to contract renewals on our Product Tankers at higher margins**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
1Q 2014 vs. 1Q 2013

FINANCIAL HIGHLIGHTS RIVER ($000's)	Three months ended March 31, 2014	Three months ended March 31, 2013	Difference	% Change
Gross Tons Loaded	**781,835**	**926,964**	**(145,129)**	**-16%**
Net Tons Transported	**602,067**	**836,276**	**(234,209)**	**-28%**
Revenues	**41,277**	**39,347**	**1,930**	**5%**
Voyage and Manufacturing Expenses	(23,701)	(19,373)	(4,328)	22%
Gross Margin	**17,576**	**19,974**	**(2,398)**	**-12%**
Running Costs	(13,336)	(14,063)	727	-5%
Administrative and commercial expenses	(4,969)	(4,404)	(565)	13%
Other operating income	353	405	(52)	-13%
Investment in Affiliates	(220)	(193)	(27)	14%
Yard EBITDA from Touax Sale	(99)	1,829	(1,928)	
Exchange difference affecting opex	-	3,205	(3,205)	
Other net	-	(230)	230	
Segment Adjusted EBITDA (*)	**(695)**	**6,523**	**(7,218)**	
(*) Positioning Charge	(7,826)	(3,764)	(4,062)	108%

- **River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear**
- **EBITDA for 1Q 14 includes a $7.8 million negative positioning charge related to the position of the barges in our fleet at the end of the period which affects the revenue recognition of freight invoices in the quarter. In 1Q 13 this charge was $3.7 million (i.e.: a difference of $4.1 million). Positioning charges which are negative in one quarter are reversed and become positive for the following quarter. Historically they are neutral on a yearly basis and therefore should not have a material adverse effect on our yearly results**
- **In 1Q 13 we had a one time $3.2 million opex reduction due to exchange difference**
- **If the tendency to devaluate the local currencies that we have seen in 1Q 14 is maintained during the rest of the year we should see cost reductions progressively through 2014**
- **Loaded tons quarter on quarter in our River Business decreased approximately 16% or 145,000 tons which is similar to the carrying capacity chartered out to Vale (100 Mississippi barges and four pushboats). This decrease in loaded tons does not translate to a proportional decrease in gross margin since the Vale time charter provides a daily hire which is net of fuel and other voyage expenses while in 2013 the same barges were used for carrying cargo on a freight per ton basis (COA) where we paid for fuel and other voyage expenses**
- **Running costs decreased 5% as a result of the local devaluation affecting our crew and maintenance costs in 1Q 14 as compared with the same period of 2013**
- **Administrative and commercial expenses increased 13% in 1Q 14 as compared to 1Q 13 mostly because of allocation of corporate G&A**

River Business
Outlook for 2014

- Normal rainfall / soy crop: USDA estimate for Paraguay 2014 crop 8.1 MT already harvested
- Good outlook for the mid year maize crop in Paraguay
- Large iron ore shipments planned by Vale
- New transshipment project for grains fully contracted for 4 years will commence service in the second half of 2014

Paraguay Seeded Area & Production (1)



2003-2013 CAGR: 6.3% || 2004-2014 CAGR: 7.6%
Seeded Area
Production
Million Has. & Tons
0
1
2
3
4
5
6
7
8
9
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
6.5
2.9
7.1
3.0
4.0
3.0
8.3
3.1
8.1
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 (P)

USDA estimate for 2014 crop

Iron Ore Production – Corumba Region (Brazil) (2)



Production (In Million Tons)
0
1
2
3
4
5
6
7
8
9
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.8
7.0
1.3
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
1Q 2014

- 1Q 2014 only includes production for Vale
- MMX production in Corumbá halted as of June 30, 2013

(1) Source: USDA Foreign Agricultural Service – Updated May 13, 2014
(2) Company filings for Vale and MMX.

River Business
Exciting New Activities



FIRST TRANSSHIPMENT COMMENCED IN MAY 2014

New iron ore transshipment operation – Parana Iron

- Parana Iron: Floating transshipment station fully contracted by Vale on take or pay basis until May 2017 with a 2-year extension option
- **Expects to generate $6.7 million annual EBITDA with an IRR in excess of 25%**
- **Significant portion of our EBITDA now contracted on take or pay terms providing services which do not depend on agricultural cycle**

New 5-year agreement with Vale

- Entered into an agreement for long-term time charter contract with Vale
- 4 convoys already delivered in January 2014 (each comprised of one pushboat and 16 barges) for a period of 5 years
- Further 36 barges (total 100 barges) are also on time charter to Vale
- **Contract expected to generate approximately $8.2 million per year in EBITDA**
- **Significant portion of our EBITDA fixed on a take or pay basis with a first class charterer**

Parana Iron

The Parana Iron is a transfer and storage unit specifically designed for transferring iron ore from river barges into oceangoing vessels on the Parana River.



She is anchored near Rosario, a strategic point to receive the river barge convoys carrying iron ore from Corumba 2,600 km up the Paraguay River

River Business
Pushboat newbuilding project

- Initiative to acquire four state of the art specially designed shallow drafted new pushboats
- Average horsepower (HP) per pushboat (approximately): 6,930 HP
- Heavy Fuel (IFO 380 CST) consuming engines
- Greater transport capacity will enable us to continue capitalizing on the growth opportunities in the Hidrovia
- Higher transport frequency / speeds translate into higher tons transported per year
- Larger number of barges per ton as a consequence of high power and fuel efficiency translates into larger margins


SIDE VIEW SB
FOLDABLE MAST

Punta Alvear Yard

- Our barge building facility at Punta Alvear, Rosario, Argentina, is the most modern of its kind in South America
- Allows us to expand our barge fleet capacity at a very competitive cost
- Ability to generate incremental EBITDA through sales to third party operators in other markets
- 58 barges sold to third parties in 2013
- 8 barges delivered to third parties during 1Q 14 (3 tank and 5 dry barges)
- We can also build pushboats for our own use and for third parties in a cost efficient manner avoiding expensive import duties



ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
1Q 2014 vs. 1Q 2013

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Three months ended March 31, 2014	Three months ended March 31, 2013	Difference	% Change
Revenues	27,403	21,602	5,801	27%
Voyage Expenses	(770)	(949)	179	-19%
Running Costs	(10,622)	(8,366)	(2,256)	27%
Administrative and commercial expenses	(2,803)	(2,358)	(445)	19%
Other operating income	-	45	(45)	
Net loss (gain) attributable to non-controlling interest in subsidiaries	-	(299)	299	
Other net	2	-	2	
Net gain (loss) on derivatives	-	(216)	216	
			-	
Segment Adjusted EBITDA	13,210	9,459	3,751	40%

Offshore Supply Business Adjusted EBITDA increased 40% to $13.2 million in 1Q 14

- **In 1Q 14, our revenues and adjusted EBITDA increased 27% or $5.8 million and $3.7 million or 40%, respectively, mainly as a result of our *UP Amber* and *UP Pearl* which commenced operations with Petrobras on August 1, 2013, and November 25, 2013, respectively, and to contract renewals at higher rates of our *UP Agua-Marinha*, *UP Esmeralda, UP Diamante* and *UP Topazio***
- **Voyage Expenses decreased $0.2 million in 1Q 14 as compared to 1Q 13 mainly attributable to a decrease in commissions paid by our vessels operated in Brazil**
- **Running Costs for 1Q 14 increased $2.3 million to $10.6 million as compared to 1Q 13 mostly related to the delivery of our *UP Amber* and *UP Pearl* from the yard in India on January 30, 2013, and August 12, 2013, respectively, to an increase in repairs and maintenance of our PSV fleet and to an increase related to the acquisition of our *UP Agate*, *UP Coral* and *UP Opal* on October 2013**
- **Administrative and commercial expenses increased $0.4 million in 1Q 14 as compared to the equivalent period of 2013 mostly because of allocation of corporate G&A**

Offshore Supply Business
Petrobras 2014-2018 Business Plan

E&P and Dowstream Share Evolution in the Business and Management Plan
Portfolio of Projects for Financiability Evaluation

E&P share in Petrobras investments has been increasing in the last five Business and Management Plan



Portfolio of Projects for Financiability Evaluation
Investment
US$ 224.0 Billion
US$ 224.7 Billion
US$ 236.5 Billion
US$ 236.7 Billion
US$ 220.6 Billion
E&P
Downstream
Other Areas*
48%
52%
56%
62%
70%
35%
33%
30%
27%
18%
17%
15%
14%
12%
2010-2014 BMP
2011-2015 BMP
2012-2016 BMP Total Capex
2013-2017 BMP Total Capex
2014-2018 BMP Total Capex

* Gas and Energy, International, BR Distribuidora, PBio, Engineering Technology and Materials (ETM) and Corporate and Services Area

51

Critical Resources	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 (1)	65 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

Source: Petrobras' 2030 Strategic Plan and 2014-2018 Business Plan and press release dated August 7, 2013

Offshore Supply Business
Recently acquired 3 ex-yard state-of-the-art PSVs

New developments

- *UP Opal* participated successfully in a tender for a four year employment with Petrobras starting fourth quarter 2014 and is awaiting official award and board approval from Petrobras at a daily charter hire of $31,000 per day
- We have also been successful in a similar tender to employ our *UP Safira* for a further four years with Petrobras at a rate of $30,000 per day starting September 2014 with which all our vessels currently operating in Brazil are profitably employed on long term contracts
- We successfully renewed the charter of our *UP Rubi* with Petrobras for 4 years at a daily hire of $35,380 starting May 13, 2014
- Our *UP Coral* was the winning bid in the tender with Petrobras at a time charter rate of $87,000 per day starting 2015 which after deducting the portion that corresponds to our JV (Joint Venture) partner who provides the submarine operations we expect will provide a substantial improvement over the EBITDA margin of similar vessels in our fleet (approximately $10.0 million per year as opposed to $5.0 million of our proforma average PSV)
- *UP Coral* will be converted into an RSV capable of supporting subsea operations which will require the installation of a specially designed crane and other equipment. The vessel will be employed in the North Sea until such equipment is ready and installed
- *UP Coral*'s contract could be followed by other similar requirements as Petrobras is expected to increase the demand for subsea support vessels in the next 24 months
- All three new vessels (*UP Coral*, *UP Opal* and *UP Agate*) have meanwhile commenced operations in the North Sea in April/May 2014


MW619-39



Offshore Supply Business
Long-Term Contractual Employments at Increasing Charter Rates

	Old / Current Contract		New Contract	
On-the-Water Fleet	Rate	Expiration	Duration	Rate
UP Rubi	$ 34,000	May-14	4 years	$ 35,380
UP Pearl			4 years	$ 32,950
UP Amber			4 years	$ 32,950
UP Esmeralda	$ 26,200	Jul-13	4 years	$ 31,950
UP Topazio	$ 28,000	Jun-13	4 years	$ 35,380
UP Diamante	$ 28,000	May-13	4 years	$ 35,380
UP Agua-Marinha	$ 28,000	May-13	4 years	$ 35,380
UP Jade	$ 33,000	Aug-16		
UP Turquoise	$ 30,350	Mar-15		
UP Safira	$ 26,200	Sep-14	4 years	$ 30,000
UP Jasper [1]	$ 22,403 [2]			
Newly acquired Chinese PSVs				
UP Agate [3]			New	
UP Coral [3]			New	$ 87,000 [5]
UP Opal [3]			New	$ 31,000



Contract with less than one year
Long-term contract
9m 2014
2015
2016
2017
2018
2019
2020
2021
(4)
(4)
(4)

We estimate that our *UP Coral*, operating as an RSV, will generate an EBITDA of approximately $10.0 million per year as opposed to $5.0 million of our proforma average PSV. On this basis, a fleet of 13 vessels operating as PSVs and one operating as RSV on an annualized basis would generate $75.0 million EBITDA per year

(1) Operating spot in UK North Sea on short-term employment; (2) Calculated basis actual revenues until December 31, 2013, divided by actual operating days; (3) Recently acquired 4,500 class PSVs - Estimated arrival to the UK North Sea in 1Q 2014; (4) awaiting formal award / board approval by Petrobras; (5) This time charter includes the portion of our joint venture partner

Estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
1Q 2014 vs. 1Q 2013

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Three months ended March 31, 2014	Three months ended March 31, 2013	Difference	% Change
Revenues	$17,663	$16,941	$722	4%
Voyage Expenses	(4,555)	(5,685)	1,130	-20%
Running Costs	(7,496)	(9,043)	1,547	-17%
Gross Profit Constribution	**5,612**	**2,213**	**3,399**	**154%**
Administrative and commercial expenses	(1,732)	(2,060)	328	-16%
Other operating income (expenses)	201	0	201	
Investment in Affiliates	(12)	(2)	(10)	
Other net	23	2	21	1050%
Segment Adjusted EBITDA	**4,092**	**153**	**3,939**	**2575%**

- **Revenues for 1Q 14 increased 4% or $0.8 million to $17.7 million as compared to $16.9 million in 1Q 13 mainly as a result of rate increases of our product carriers and to a very good low season performance of our container feeder service**
- **Voyage Expenses decreased $1.1 million in 1Q 14 as compared to the equivalent period of 2013 mainly as a result of lower fuel consumption and other voyage expenses of our *Asturiano* on account of its drydock and to a decrease in voyage expenses of our Product Tankers**
- **Running Costs for 1Q 14 decreased $1.5 million as compared to the same period of 2013 mainly related to a decrease in crew costs on our ocean fleet partially related to the devaluation of the local currency**
- **Administrative and commercial expenses decreased $0.3 million in 1Q 14 as compared to 1Q 13 mostly attributable to internal allocation of corporate G&A**
- **If the current circumstances continue as planned for the rest of the year we estimate that the Ocean Segment will generate a segment adjusted EBITDA between $6.5 and $7.5 million**

Ocean Business
Coastal Container / Tanker Fleet and Feeder Service Overview

Four Product / Chemical Tankers



Vessel: Amadeo
Capacity: 39,670 DWT
Type: Double Hull, Product Carrier



Vessel: Miranda I
Capacity: 7,212 DWT
Type: Double Hull, Chemical Tanker



Vessel: Austral (1)
Capacity: 11,299 DWT
Type: Double Hull – Oil & Chemical Tanker



Vessel: Alejandrina
Capacity: 9,237 DWT 7.90 Mtrs SSW
Type: Double Hull – Product Carrier

- Stable profitable earnings
- Large oil companies are customers

Feeder Coastal Services


Buenos Aires
Bahia Blanca
Puerto Madryn
CHILE
ARGENTINA
Ushuaia

- Feeder service for large container liners
  - Transshipment in Buenos Aires or Montevideo
  - **Southbound**: Raw materials for industries in the South
  - **Northbound**: Export cargos
- Cabotage service with own containers
  - **Southbound**: Providing supplies for local population
  - **Northbound**: End products produced in Tierra del Fuego for its sale in Buenos Aires
- Logistical services to customers pre and post shipments

Two Feeder Containerships



Vessel: Asturiano
Size: 1,100 TEU
Flag: Panamanian, Argentinean flag rights
Built: 2003, China



Vessel: Argentino
Size: 1,050 TEU
Flag: Panamanian, Argentinean flag rights
Built: 2002, Japan

Tierra del Fuego

- Argentine province located at 3,500 km from Buenos Aires
- Declared a tax free zone by law until the year 2023
- Main industries: Electronics, plastics and textiles
- All supplies are brought from Buenos Aires either by ship or truck
- 50% of the cargoes into Tierra del Fuego are carried by containerships, the balance is still carried by trucks over 2,000 miles of roads

- Growth potential
- Very large ocean carriers will imply increased demand for feeder services

(1) Austral is currently under bareboat charter to the Company.

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- Our Product Tankers remain employed on medium term charters at levels substantially above those prevailing in the international (non cabotage) markets, with positive Gross Profit Contribution
- We have recently extended the charters on one of our four Product Tankers until 4Q 16 and another one until 2Q 14
- We believe will be able to renew the employment of two additional vessels (whose charters end in 3Q 14) in the flag protected trade in which they operate

Feeder Container Vessels – *Asturiano & Argentino*

- We continued to successfully employ our two container feeder vessels in our regional feeder service



Quarterly Revenues per Leg
Southbound
Northbound
In ($ Millions)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013
3Q 2013
4Q 2013
1Q 2014
4.6
2.5
6.4
3.3
6.4
3.3
4.3
1.9
4.3
3.4
4.7
3.6
6.2
3.6
5.8
2.2
5.7
2.2
Revenues 33% higher than 1Q 2013 and 26% higher than 1Q 2012

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Three months ended March 31, 2014	Three months ended March 31, 2013	% Change
Revenues			
Attributable to River Business	$41,277	$39,347	5%
Attributable to Offshore Supply Business	27,403	21,602	27%
Attributable to Ocean Business	17,663	16,941	4%
Total revenues	**86,343**	**77,890**	**11%**
Voyage expenses			
Attributable to River Business	(23,701)	(19,373)	22%
Attributable to Offshore Supply Business	(770)	(949)	-19%
Attributable to Ocean Business	(4,555)	(5,685)	-20%
Total voyage expenses	**(29,026)**	**(26,007)**	**12%**
Running costs			
Attributable to River Business	(13,336)	(14,063)	-5%
Attributable to Offshore Supply Business	(10,622)	(8,366)	27%
Attributable to Ocean Business	(7,496)	(9,043)	-17%
Total running costs	**(31,454)**	**(31,472)**	**0%**
Amortization of Dry Dock & Intangible Assets	(1,284)	(708)	81%
Depreciation of Vessels and Equipment	(10,625)	(9,412)	13%
Administrative and commercial expenses	(9,504)	(8,822)	8%
Other operating income	554	450	23%
Operating profit	**$5,004**	**$1,919**	**161%**
Attributable to River Business	(6,532)	(3,934)	66%
Attributable to Offshore Supply Business	9,359	7,400	26%
Attributable to Ocean Business	2,177	(1,547)	
Segment Adjusted EBITDA			
Attributable to River Business	(695)	6,523	
Attributable to Offshore Supply Business	13,210	9,459	40%
Attributable to Ocean Business	4,092	153	2575%
Financial Income	10	76	-87%
Other financial expense	2,983	3,050	-2%
Adjusted EBITDA	**$19,600**	**$19,261**	**2%**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Three months ended March 31, 2014	Three months ended March 31, 2013
Revenues	$86,343	$77,890
Voyage Expenses	(29,026)	(26,007)
Running Costs	(31,454)	(31,472)
Depreciation and amortization	(11,909)	(10,120)
Administrative and commercial expenses	(9,504)	(8,822)
Other operating income	554	450
Operating income	**5,004**	**1,919**
Financial expense	(8,650)	(7,939)
Financial loss on extinguisment of debts	-	(3,605)
Other Financial expenses	2,983	6,255
Financial Income	10	76
Net Gains (Losses) on Derivatives, net	-	(216)
Investment in Affiliates	(232)	(195)
Other, net	25	(228)
Income Taxes	(3,894)	(1,622)
Net income (loss) attributable to non-controlling interest in subsidiaries	-	(299)
Net (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($4,754)**	**($5,854)**
EPS (In USD)	($0.03)	($0.04)
Adjusted EBITDA	**$19,600**	**$19,261**
Adjustments to net Income as reported		
Income tax on Exchange Variance Provision	274	178
Yard EBITDA from Touax Sale	(99)	1,829
Extinguishment of debt one time event	-	3,604
Adjusted net (loss)	**($4,579)**	**($243)**
Adjusted EPS (In $)	**($0.03)**	**$0.00**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At March 31, 2014 (Unaudited)	At December 31, 2013	% Change
ASSETS			
Cash & Cash Equivalents	$81,716	$72,625	13%
Accounts Receivables	43,530	47,836	-9%
Other Current Assets	56,592	75,243	-25%
Vessels and Equipment, Net	722,456	715,431	1%
Non-current Other Receivables	26,392	28,640	-8%
Non-current Restricted Cash	1,463	1,463	0%
Other Non-current Assets	38,207	38,773	-1%
TOTAL ASSETS	**$970,356**	**$980,011**	**-1%**
LIABILITIES			
Accounts Payable	26,977	28,923	-7%
Accrued Interest	7,305	1,652	342%
Current Portion of Long-term Financial Debt	32,253	32,253	0%
Other Current Liabilities	24,081	28,560	-16%
Long-term Financial Debt	460,420	466,144	-1%
Deferred Income Tax Liability	13,947	12,248	14%
Non-current Other Payables	4,518	4,670	-3%
UPB Shareholder's Equity	401,155	405,561	-1%
TOTAL LIABILITIES	**$970,656**	**$980,011**	**-1%**

Ultrapetrol
Debt Repayment Schedule

- **Balanced yearly principal repayments in the medium term**

- **All of our long term loans are conservatively structured with loan to value ratios that match current vessel market values**

Yearly Capital Repayments as of March 31, 2014



Principal Repayments (In $ millions)
250.0
200.0
150.0
100.0
50.0
0.0
26.6
32.3
53.7
68.3
36.2
18.7
22.6
233.4
$225.0 Senior Notes due 2021
9m 2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

_Q & A_

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)		Three months ended Mar-14		Mar-13
Total cash flows provided by operating activities		14,100		3,864
Total cash flows (used in) investing activities		(61)		(6,438)
Total cash flows (used in) from financing activities		(4,948)		(96,028)
Total cash flows from operating activities	$	14,100	$	3,864
Plus				
Adjustments from continuing operations				
Increase / Decrease in operating assets and liabilities		(8,665)		4,623
Expenditure for dry docking		3,180		1,057
Income Taxes		3,894		1,622
Financial Expenses		8,650		7,939
Allowance for doubtfull accounts		(515)		(295)
Net income (loss) attributable to non-controlling interest		-		(299)
Gains on derivatives,net		-		(216)
Yard Ebitda from Touax Sale		(99)		1,829
Other adjustments		(945)		(863)
Adjusted Consolidated EBITDA	**$**	**19,600**	**$**	**19,261**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
1Q 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Three months ended March 31, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($6,532)	$9,359	$2,177	$5,004
Depreciation and amortization	6,156	3,849	1,904	11,909
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(220)	-	(12)	(232)
Yard Ebitda from Touax Sale	(99)	-	-	(99)
Other net	-	2	23	25
Segment Adjusted EBITDA	**($695)**	**$13,210**	**$4,092**	**$16,607**
Items not included in Segment Adjusted EBITDA				
Financial income				10
Foreign currency exchange gains				2,983
Adjusted Consolidated EBITDA				**$19,600**

Appendix (cont'd)
1Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Three months ended March 31, 2013			
Segment operating (loss) profit	($3,934)	$7,400	($1,547)	$1,919
Depreciation and amortization	5,846	2,574	1,700	10,120
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(193)	(299)	(2)	(494)
Net gains (loss) on derivatives	-	(216)	-	(216)
Yard Ebitda from Touax Sale	1,829	-	-	1,829
Reduction in opex	3,205	-	-	3,205
Other net	(230)	-	2	(228)
Segment Adjusted EBITDA	**$6,523**	**$9,459**	**$153**	**$16,135**
Items not included in Segment Adjusted EBITDA				
Financial income				76
Foreign currency exchange gains				3,050
Adjusted Consolidated EBITDA				**$19,261**